UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

December 31, 2015 and 2014

KPMG

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2709

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee of and Participants in the
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees:

We have audited the accompanying statements of net assets available for benefits of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, Part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule H, Part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

Dallas, Texas
June 24, 2016

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
ASSETS		
Investments, at fair value	$ 2,613,460	$ 2,795,319
Cash	15,657	4,872
Receivables		
Participant contributions	8,548	—
Employer contributions	3,379	—
Other	598	—
Notes receivable from participants	413,431	457,143
	425,956	457,143
Net assets reflecting investments at fair value	3,055,073	3,257,334
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(1,403)	(3,639)
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,053,670	$ 3,253,695

The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2015

Additions to net assets attributable to:		
Dividends	$	100,728
Net depreciation in fair value of investments		(608,913)
		(508,185)
Interest income on notes receivable from participants		14,670
Contributions		
Participants		538,923
Employer		213,120
		752,043
Total additions, net		258,528
Deductions from net assets attributed to:		
Benefits paid to participants		452,128
Administrative expenses		6,425
Total deductions		458,553
Net decrease in net assets		(200,025)
Net assets available for benefits		
Beginning of year		3,253,695
End of year	$	3,053,670

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all Puerto Rico employees of Rent-A-Center East, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company, a subsidiary of Rent-A-Center, Inc., is the Administrator for the Plan, INTRUST Bank, N.A. (INTRUST) is the Custodian, NestEgg Consulting Inc. (NestEgg) is the Recordkeeper and Banco Popular De Puerto Rico (Banco Popular) is the Trustee.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $18,000 of their annual compensation (plus a $6,000 catch-up deferral for employees over 50 years of age) for 2015. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 2% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee compensation in 2015. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the 2015 plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

0% Less than one year;
25% at one year, but less than two years;
50% at two years, but less than three;
100% at three years or more years of vesting service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $2,000 and $600 as of December 31, 2015 and 2014, respectively. Forfeitures of $4,201 and $1,273 were used to pay plan administrative expenses during the years ended December 31, 2015 and 2014.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Rent-A-Center, Inc. stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from 3.25% to 3.50% at December 31, 2015. Loans bear interest at the prime rate fixed at the time of the loan. Participant loans have various maturity date ranging from 2016 to 2020.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the trustee of the assets using forfeitures.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts as it reflects the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. See Note C for further discussion of investment contracts held by the Plan.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for further discussion of the Plan's valuation methods under fair value accounting standards. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2015 and 2014. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Recent Accounting Pronouncements

During 2015, the Financial Accounting Standards Board ("FASB") issued the following two Accounting Standard Updates ("ASUs") the Plan is required to adopt next year:

In May 2015, the FASB issued ASU No. 2015-07, *"Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)."* This ASU removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Topic 820. This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and should be applied retrospectively. We are evaluating the effect that ASU 2015-07 will have on the disclosure requirements of the Plan's financial statements.

In July 2015, the FASB issued ASU No. 2015-12, *"Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient."* This ASU simplifies the required disclosures related to employee benefit plans. Part I of the guidance designates contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Part II simplifies the investment disclosure requirements, including eliminating the disclosure of: (1) individual investments that represent five percent or more of net assets available for benefits; and (2) the net appreciation or depreciation for investments by general type. Part III allows plans to measure investments using values from the end of the calendar month closest to the plan's fiscal year end. This ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and should be applied retrospectively. We are evaluating the effect that ASU 2015-12 will have on the Plan's financial statements and related disclosures.

NOTE C - INVESTMENT CONTRACTS

The Plan offers the Wells Fargo Stable Value Fund E (the "Stable Value Fund") as an investment option for participants. This fund invests in the Wells Fargo Stable Return Fund G, a collective trust fund sponsored by Wells Fargo Bank, N.A. The Wells Fargo Stable Return Fund G invests in investment contracts including Guaranteed Investment Contracts (GICs), Separate Account GICs, and Security Backed Investment Contracts. GICs are issued by insurance companies which guarantee the return of principal and a stated rate of interest. Separate Account GICs are issued by an insurance company and are maintained within a separate account. GICs are backed by the general account of the insurance company while Separate Account GICs are backed by a segregated pool of assets. Security Backed Investment Contracts are comprised of two components; the first component is a fixed-income security or portfolio of fixed-income securities; the second component is a fully benefit-responsive contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate and return of fully accrued contract value at maturity. The investment contract is designed to allow participants to transact at contract value without reference to the price fluctuations of the underlying fixed income securities.

GICs are investment contracts in which the underlying assets and benefit-responsive wrap contracts provide market value and cash flow risk protection to the Plan. The fixed income securities and wrap agreements considered together are stated at contract value since participants are guaranteed a return of principal and interest. The GICs are stated at contract value, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the wrap contract and the adjustment to contract value. This adjustment generally represents the contract value less the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets and the fair value of the wrap contract. Contract value represents contributions made under the contract less participant-directed withdrawals, plus accrued interest that has not been received from the issuer. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis, and cannot credit an interest rate that is less than zero percent. The crediting rate of security-backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration. Variables that impact these rates are: (i) the current yield of the assets underlying the contract; (ii) the duration of the assets underlying the contract and (iii) the existing difference between the fair value and contract value of the assets within the contract. Gains and losses in the underlying portfolio will affect the adjustment from fair value to contract value and the future crediting rate. GIC crediting rates generally provide a fixed rate of interest over the term to maturity of the contract and therefore do not experience fluctuating crediting rates. The crediting rate of interest at December 31, 2015 and 2014 was 1.79% and 1.64%, respectively. The average yield at December 31, 2015 and 2014 was 1.83% and 1.40%, respectively.

There are certain risks specific to investment contracts. One of the primary risks is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. Another risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include, but are not limited to, the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the plan's prohibition on competing investment options; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transactions exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

If the stable value fund defaults on its obligations under a security-backed contract, and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the fund will receive fair value as of the date of termination.

NOTE D - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

- *Level 1* - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

- *Level 2* - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- *Level 3* - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes to methodologies used at December 31, 2015 and 2014.

Where quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. common stock, which is valued at the closing price reported by the exchange on which it is traded. The Plan's investment in the stable value fund is classified within Level 2 of the valuation hierarchy. The stable value fund is a collective trust, and is valued using the net asset value provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. Fair value of GICs, which the stable value fund invests in, is based on the fair value of the underlying fixed income investments and the fair value of the wrap contracts provided by the insurance companies. There are no redemption restrictions on the stable value fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 85,392	$ —	$ —	$ 85,392
Balanced funds	1,124,434	—	—	1,124,434
Growth funds	374,721	—	—	374,721
Value funds	99,847	—	—	99,847
Fixed income funds	224,378	—	—	224,378
Total mutual funds	1,908,772	—	—	1,908,772
Common stock:				
Rent-A-Center, Inc.	420,388	—	—	420,388
Stable value fund	—	284,300	—	284,300
Investments, at fair value	$ 2,329,160	$ 284,300	$ —	$ 2,613,460

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Index funds	$ 94,173	$ —	$ —	$ 94,173
Balanced funds	847,111	—	—	847,111
Growth funds	336,770	—	—	336,770
Value funds	108,062	—	—	108,062
Fixed income funds	256,187	—	—	256,187
Total mutual funds	1,642,303	—	—	1,642,303
Common stock:				
Rent-A-Center, Inc.	891,547	—	—	891,547
Stable value fund	—	261,469	—	261,469
Investments, at fair value	$ 2,533,850	$ 261,469	$ —	$ 2,795,319

The following table summarizes investments measured at fair value based on net asset value per share:

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
December 31, 2015:				
Stable value fund	$ 284,300	N/A	Daily	None
December 31, 2014:				
Stable value fund	$ 261,469	N/A	Daily	None

NOTE E - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 9, 2010, in which the Puerto Rico taxing authority, Departamento de Hacienda, stated that the Plan, as then designed, was in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code (Code) Section 1165(a). There have been amendments to the Plan since that date; however, the plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

US GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Departamento de Hacienda. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2015. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

NOTE F - RELATED PARTIES

Certain Plan investments are shares of the Rent-A-Center, Inc.'s common stock; therefore, these transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are considered party-in-interest transactions.

NOTE G - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the statements of net assets available for benefits.

NOTE H - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following:

	December 31, 2015		December 31, 2014	
Investments at fair value:				
Invesco Funds - Small Cap Value Fund	$ 19,606		$ 20,403	
Eagle Funds - Small Cap Growth Fund	31,675		15,907	
JP Morgan Funds - Small Cap Equity Fund	42,334		36,959	
Vanguard Funds - Small Cap Index Fund	1,179		751	
PRIMECAP Odyssey Funds - Aggressive Growth Fund	94,905		79,057	
Principal Funds - Mid Cap Value Fund	11,179		14,570	
Vanguard Funds - Mid Cap Index Fund	3,737		1,347	
John Hancock Funds - Disciplined Value Fund	69,062		73,089	
T. Rowe Price Funds - Growth Stock Fund	81,905		77,976	
Vanguard Funds - 500 Index Fund	79,615		91,899	
Harbor Funds - International Fund	120,874		124,443	
Oppenheimer Funds - Developing Markets Fund	3,028		2,428	
Vanguard Funds - Total International Stock Index Fund	861		176	
JP Morgan Funds - Core Plus Bond Fund	222,616	*	255,839	*
Vanguard Funds - Total Bond Market Index Fund	1,762		348	
MFS Funds - Lifetime 2050 Fund	420,396	*	232,247	*
MFS Funds - Lifetime 2040 Fund	449,742	*	367,172	*
MFS Funds - Lifetime 2030 Fund	138,408		136,872	
MFS Funds - Lifetime 2020 Fund	65,668		66,139	
MFS Funds - Lifetime Retirement Income Fund	50,220		44,681	
Rent-A-Center, Inc. - Common Stock	420,388	*	891,547	*
Wells Fargo Funds - Stable Value Fund E	284,300	*	261,469	*
Total investments, at fair value	2,613,460		2,795,319	
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts	(1,403)		(3,639)	
	$ 2,612,057		$ 2,791,680	

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

The Plan's investments (including investments bought, sold, and held during the year) declined in value by a net of $(608,913) during the year ended December 31, 2015, as follows:

Mutual funds	$	(62,563)
Rent-A-Center, Inc. common stock		(550,435)
Stable value fund		4,085
	$	(608,913)

NOTE I - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

		2015		2014
Net assets available for benefits per the financial statements	$	3,053,670	$	3,253,695
Other liabilities		(15,119)		(4,377)
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts		1,403		3,639
Net assets available for benefits per the Form 5500	$	3,039,954	$	3,252,957

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2015:

Total additions per the financial statements	$	258,528
Net additions from other receivables and liabilities		(10,742)
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2015		1,403
Adjustment from contract value to fair value for underlying fully benefit-responsive investment contracts at December 31, 2014		(3,639)
Total additions per the Form 5500	$	245,550

NOTE J - SUBSEQUENT EVENTS

Effective January 1, 2016, the Plan changed the vesting schedule; new participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

Each participant who is employed by the Company as of December 31, 2015 will vest:

0% Less than one year;
25% at one year, but less than two years;
100% at two years or more of vesting service as defined by the Plan.

All other participants in the Plan whose employment with the Company begins after January 1, 2016, will vest:

0% Less than two years;
100% at two or more years of vesting service as defined by the Plan.

The Plan has evaluated subsequent events through June 24, 2016, the date the financial statements were available to be issued. No adjustments or additional disclosures other than noted above were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL SCHEDULE

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

EIN: 68-1024367
Plan No: 001

(a)	(b) Identity of issuer or borrower	(c) Description of investment	(e) Current Value
	Invesco Funds	Small Cap Value Fund	$ 19,606
	Eagle Funds	Small Cap Growth Fund	31,675
	JP Morgan Funds	Small Cap Equity Fund	42,334
	Vanguard Funds	Small Cap Index Fund	1,179
	PRIMECAP Odyssey Funds	Aggressive Growth Fund	94,905
	Principal Funds	Midcap Value Fund	11,179
	Vanguard Funds	Mid Cap Index Fund	3,737
	John Hancock Funds	Disciplined Value Fund	69,062
	T. Rowe Price Funds	Growth Stock Fund	81,905
	Vanguard Funds	500 Index Fund	79,615
	Harbor Funds	International Fund	120,874
	Oppenheimer Funds	Developing Markets Fund	3,028
	Vanguard Funds	Total International Stock Index Fund	861
	JP Morgan Funds	Core Plus Bond Fund	222,616
	Vanguard Funds	Total Bond Market Index Fund	1,762
	MFS Funds	Lifetime 2050 Fund	420,396
	MFS Funds	Lifetime 2040 Fund	449,742
	MFS Funds	Lifetime 2030 Fund	138,408
	MFS Funds	Lifetime 2020 Fund	65,668
	MFS Funds	Lifetime Retirement Income Fund	50,220
*	Rent-A-Center, Inc.	Common Stock	420,388
	Wells Fargo Funds	Stable Return Fund	284,300
	Total investments		2,613,460
	Cash		15,657
*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 3.50% maximum and maturing from 2016 to 2020	413,431
	Total, at fair value		$ 3,042,548

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER EAST, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

By: RENT-A-CENTER, INC.
Plan Administrator

Date: June 24, 2016

By: /s/ Fred E. Herman
Fred E. Herman
Vice President - Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of KPMG LLP

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* Filed herewith.

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2709

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrative Committee
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees:

We consent to the incorporation by reference in the registration statement (No. 333-171926) on Form S-8 of Rent-A-Center, Inc., of our report dated June 24, 2016, with respect to the statements of net assets available for benefits of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental schedule H, Part IV, line 4i – schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees.

KPMG LLP

Dallas, Texas
June 24, 2016